EVCARCO, INC.
7703 Sand St
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Ms. Beverly A. Singleton	September 15, 2009
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	EVCARCO, Inc. Item 4.02 Form 8-K Filed September 8, 2009 File No. 333-158293

Dear Ms. Singleton,

EVCARCO, Inc. (“EVCARCO”, the “Company”) responds as follows to your letter dated September 14, 2009 relating to the above-captioned item.

Amendment of Item 4.02

We are in the process of preparing the amended Form 8-K, to include the additional paragraph as requested, and will file it as soon as possible.

Presentation revision

In our opinion, based on the nature of information and the amounts involved, changing the presentation will not have a significant impact on the adequacy and accuracy of the disclosure.

Company acknowledgement

In connection with our response to the SEC staff comments, we acknowledge the following:

- EVCARCO, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Nikolay Frolov/CFO EVCARCO, INC. at (214)-507-0487 or William D. O’Neal at The O’Neal Law Firm. P.C, at (480) 812-5041 if you have any questions.

   Very truly yours,

/s/ Dale Long

Dale Long CEO/President

cc: Bill O’Neal
      The O’Neal Law Firm, P.C.